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[GRAPHIC - CAMPBELL RESOURCES INC.]

                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE

             CAMPBELL RESOURCES ANNOUNCES EQUITY FINANCINGS OF UP TO
            $15.5 MILLION AND EXECUTION OF MANAGEMENT AND OPERATING
                        AGREEMENT WITH NUINSCO RESOURCES

MONTREAL, APRIL 24 2006 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN BOARD:
CBLRF) ("Campbell") announces that it is preparing a Plan of Arrangement and entered into agreements for up to $15.5 million in financing. In addition, Campbell has executed a management and operating agreement (the "Management and Operating Agreement") with Nuinsco Resources Limited ("Nuinsco"). These transactions are designed to allow Campbell to cease being subject to the Companies' Creditors Arrangement Act ("CCAA") and to realize the value of its assets with a viable financial and operating plan.

Overall, these transactions are designed to enable Campbell:

o    to double production at its Copper Rand mine to 350,000 tonnes per year;

o to develop additional resources at its Cedar Bay deposit (an extension of the Copper Rand mine);

o    to complete development and start up of its Corner Bay copper project;

o    to more efficiently and cost effectively operate its Joe Mann gold mine;
     and

o to align itself with a management team at Nuinsco that has many years of mine development, operations and finance experience.

FINANCINGS

The financing agreements are as follows:

o Sprott Securities Inc. (the "Agent") will act as agent of Campbell to sell, on a best efforts private placement basis, up to 100 million special warrants, at a price of $0.08 per special warrant (the "Subscription Price"), for gross proceeds of up to $8 million (the "Brokered Placement"). Each special warrant will be exercisable to acquire, for no additional consideration, one unit of Campbell.

o Nuinsco has agreed to subscribe for 31,250,000 units, over and above the Brokered Placement, at the Subscription Price (the "Nuinsco Placement") for gross proceeds of $2.5 million.

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                                     - 2 -

o Concurrent with the Brokered Placement and the Nuinsco Placement, Campbell will proceed with a rights offering (the "Rights Offering") to its shareholders of up to 62,500,000 units at a price of $0.08 per unit, for gross proceeds of up to $5 million (the "Rights Offering"). In the event that the Rights Offering is not fully subscribed, the Agent and Nuinsco will have the option to take up any shortfall on a pro rata basis to their equity financings.

The units to be issued pursuant to each of the three financings shall consist of one common share and one half of one common share purchase warrant. Each whole common share purchase warrant shall be exercisable at any time for one common share at a price of $0.15 per share for a period of two years following closing. Campbell shall have the right, 12 months after closing, to call the outstanding warrants should Campbell common shares trade above $0.30 for 20 consecutive trading days.

The net proceeds of the Brokered Placement, the Nuinsco Private Placement and the Rights Offering will be used to fund further development to expand production at the Copper Rand mine, to finance development of the Corner Bay deposit, for general working capital and for certain debt retirement obligations up to a maximum of $4 million.

Completion of the Brokered Placement is subject to certain conditions including, but not limited to completion of satisfactory due diligence by the Agent and the receipt of all necessary regulatory approvals. The proceeds from the sale of the special warrants shall be held in escrow and will be released to Campbell upon the receipt of all required creditholder and other required approvals for the Plan of Arrangement including court approval and the expiry of the 21-day appeal period.

Campbell shall pay a commission to the Agent of 6.0% of the gross proceeds of the Brokered Placement. In addition, the Agent will be issued on the closing date broker warrants equal to 6.0% of the number of special warrants purchased under the Brokered Placement ("Broker Warrants"). Each Broker Warrant shall be exercisable at any time for one common share at $0.08 per share for a period of two years from the closing date. Closing is scheduled to occur on or about May 17, 2006.

The Rights Offering will be made in all of the jurisdictions of Canada and in such other jurisdictions where Campbell is eligible to make such offer. The rights, shares and warrants issuable upon exercise of the rights are not being offered to residents of the United States of America or any country other than Canada. Notwithstanding the foregoing, ineligible shareholders who establish, to the satisfaction of Campbell, that the receipt by them of rights and the issuance to them of shares and warrants upon the exercise of the rights will not be in violation of the laws of the jurisdiction of their residence, will be allowed to exercise the rights.

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                                     - 3 -

OPERATING MANAGEMENT AGREEMENT

The Management and Operating Agreement is a key part of Campbell's plan going forward. Under the Management and Operating Agreement, Nuinsco will provide management services for Campbell's development and mining activities, including development to increase production at the Copper Rand mine, development of the Corner Bay deposit and operation of the Joe Mann gold mine. Nuinsco has completed a study and prepared a development and mining plan which could provide the additional production necessary to turn the Copper Rand mine into a profit-making venture and to bring the Corner Bay deposit into production.

COPPER RAND MINE

The development period of the Copper Rand mine is expected to be approximately four months from completion of the financings and would allow the mine to double production to 350,000 tons per year at a cost of approximately $5 million. Over the last five years, more than $60 million has been spent on developing the Copper Rand mine.

CORNER BAY DEPOSIT

Development of the Corner Bay deposit above the 250 metre level is expected to take approximately 12 months at a cost of $9 million to $11 million, subject to the completion by Nuinsco of a feasibility study. If necessary, Nuinsco will obtain a non-recourse project loan (the "Corner Bay Loan"), in an amount up to $4 million, and/or other financing sufficient to develop and bring into commercial production a mine above the 250 metre level, subject to the approval of Campbell's board of directors. For this commitment, Nuinsco shall be entitled to a 50% interest in the Corner Bay deposit.

Under the Management and Operating Agreement, Nuinsco will receive:

o 2 million common shares of Campbell upon commencement of the provision of services under the Operating Management Agreement;

o 1 million common shares of Campbell upon completion of the Brokered Placement, Nuinsco Placement and Rights Offering;

o $25,000 plus 200,000 common shares of Campbell per month, in advance (up to a maximum of 4 million common shares); and

o Two-year warrants which on exercise will equate to 20% of the issued and outstanding common shares of Campbell, on a fully diluted basis. The exercise price of the warrants will be $0.10 per share.

In addition, Nuinsco shall be entitled to appoint two individuals as directors of Campbell.

The securities described herein have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

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                                     - 4 -

All of the above-mentioned transactions are conditional upon the approval of the regulatory authorities having jurisdiction over the securities of Campbell, and upon the filing by Campbell and its subsidiaries of plans of arrangement under the CCAA and their approval by their creditors and by the Court.

Sprott Securities Inc. has also been appointed a financial advisor to Campbell for this transaction.

Campbell is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Nuinsco is a growth-oriented, multi-commodity mineral exploration and development company focused on growth through uranium, nickel, copper, zinc and gold exploration and development in world-class mineralized belts in Canada and Turkey. Shares of Nuinsco trade on the Toronto Stock Exchange under the symbol NWI.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2003. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

FOR MORE INFORMATION:

CAMPBELL RESOURCES INC.                                          Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer             Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                               John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                                Tel.: 514-939-3989
afortier@campbellresources.com                                   Fax: 514-939-3717
                                                                 www.renmarkfinancial.com

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CONFERENCE CALL:

Management of Campbell Resources Inc. and Nuinsco Resources Limited will JOINTLY HOST A CONFERENCE CALL to discuss the transaction today, MONDAY, APRIL 24, 2006, at 3:30 P.M. ET.

To access the conference call by telephone, DIAL 1-800-814-3911 approximately fifteen minutes prior to the beginning of the call.

The conference call will be archived for seven days. To access the rebroadcast, please dial 1-877-289-8525 and enter the pass code 21186328#.